UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02021495

SEC FILE NUMBER
8-33004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 19 2002

3/29/02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PETERS SECURITIES CO. L.P.

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 South LaSalle Street Suite 1000
(No. and Street)

(City)	(State)	(Zip Code)
CHICAGO,	**ILLINOIS**	**60603**

PROCESSED
APR 04 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Sobolewski **(312) 606-1928**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name - if individual, state last, first, middle name)

(Address)	(City)	(State)	(Zip Code)
141 West Jackson Boulevard	**Chicago**	**Illinois**	**60604**

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Steve Helms, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peters Securities Co. , L. P., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

"OFFICIAL SEAL"
JOHN W. SOBOLEWSKI
Notary Public, State of Illinois
My Commission Expires 10/29/02

John W Sobolewski 2/22/2002
Notary Public

Signature

General Partner
Title

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 3520
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312) 922-0062
FAX: (312) 922-0672

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners of PETERS SECURITIES CO. L.P.:

We have audited the accompanying statement of financial condition of Peters Securities Co. L.P., as of December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted the audit in accordance with auditing standards generally acceptedin the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peters Securities Co. L.P. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 (d) of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 14, 2002

PETERS SECURITIES CO. L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	13,129,402
Receivables from and deposits with brokers, dealers and clearing Organizations		23,189,476
Securities owned at market value		16,147,262
Office equipment (net of accumulated depreciation of $571,383)		1,072,272
Other assets		243,329
Total assets	$	53,781,741

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Payables to brokers, dealers and clearing organizations	$	4,932,439
Payables to partners		5,240,757
Securities sold not yet purchased		17,077,905
Accounts payable and accrued expenses		1,598,414
		28,849,515
Partners' capital		24,932,226
Total liabilities and partners' capital	$	53,781,741

The accompanying notes are an integral part of these financial statements.

PETERS SECURITIES CO. L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - NATURE OF BUSINESS

Peters Securities Co. L.P. (An Illinois Limited Partnership) (the "Company") is a registered securities broker-dealer providing clearing and execution services to partners of the Company. The Company presently provides clearing and execution services to its partners and other registered broker-dealers. The partnership agreement provides for termination upon the occurrence of certain defined events. The Company provides support and clearing services to traders that are paid a percentage of their trading gains. The Company records their trading activities as part of its proprietary trading.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Cash Equivalents

Management considers cash equivalents to be highly liquid short-term securities with maturities of less than three months.

b. Income Recognition

Securities transactions and related income and expenses are recorded on a trade date basis. Partners' non-proprietary securities transactions are recorded on a settlement date basis with related income and expenses recorded on a trade date basis.

Included in interest income and interest expense is interest earned on debit balances and interest charged for credit balances on partners' personal accounts carried by the Company.

c. Income Taxes

A partnership is not liable for income taxes as each partner recognizes their proportionate share of the partnership income on their tax return; therefore, no provision for taxes is made in the Company's financial statement. The Partnership is required to pay an Illinois Replacement tax of 1.5% of net income related to those limited partners who are not otherwise subject to the tax.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

d. Financial Instruments

Securities owned, securities sold not yet purchased, and other financial instruments used for trading purposes are recorded in the statement of financial condition at marker value, with the related unrealized profit or loss included in net trading gain in the statement of operations. As the Company operates as a broker-dealer, all financial instruments are stated at a value which approximates fair value.

e. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

f. Office equipment

Included in office equipment is a basis adjustment increase of $1,000,000 due to the Company making an election under Internal Revenue Code sections 754 and 734. The increase is the result of a distribution of a Partners interest.

Depreciable assets are recorded at cost and depreciated on a straight-line basis over 5 years.

NOTE 3 – RECEIVABLES FROM, DEPOSITS WITH AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

At December 31, 2001, receivables from, deposits with and payables to brokers, dealers and clearing organizations are comprised of:

	Receivables	Payables
Securities borrowed	$ 20,934,300	
Due to clearing organizations		$ 4,932,439
Deposits with clearing organizations	$ 2,255,176	
Total	$ 23,189,476	$ 4,932,439

PETERS SECURITIES CO. L.P.
NOTES TO FINANCIAL STATEMENTS, CONTINUED
DECEMBER 31, 2001

NOTE 4 – SECURITIES OWNED AND SECURITIES SOLD NOT YET PURCHASED

Securities owned and securities sold not yet purchased consist of common stocks as follows:

	Securities Owned	Securities Sold Not Yet Purchased
Common stock	$ 16,147,262	$ 17,077,905

All securities are valued at market. Securities which are listed on a national securities exchange or the "NASDAQ" System are valued at their closing price at December 31, 2001, or if no sales occurred on such day, the last trading date preceding such date.

Securities owned may be used as collateral for securities loaned transitions. Cash proceeds of securities sold not yet purchased may be used as collateral for securities borrowed transactions.

NOTE 5 – TRANSACTIONS WITH RELATED PARTIES

Payables to partners on the statement of financial condition includes cash deposits made by partners of the Company to facilitate non-proprietary trading activities.

NOTE 6 – COMMITMENTS

The Company leases facilities under operating leases that expire on November 30, 2009. The lease is subject to escalation factors based on the increase in operating expenses of the lessor.

PETERS SECURITIES CO. L.P.
NOTES TO FINANCIAL STATEMENTS, CONTINUED
DECEMBER 31, 2001

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk in order to provide its clearing and execution services. These activities are conducted with other registered broker-dealers and securities clearing organization.

The Company may be exposed to off-balance-sheet risk in connection with the settlement of securities transactions. In the event a broker-dealer or counterparty fails to deliver securities to the Company, the Company may be required to purchase identical securities in the open market.
The Company monitors the credit standing of each broker-dealer and counterparty through the use of credit approvals and appropriate limits to minimize the potential effects of nonperformance.

Securities sold not yet purchased, represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold not yet purchased may exceed the amount recognized in the statement of financial condition.

The Company provides execution, settlement and financing of various securities transactions for the partners' non-proprietary trading activities. Partners' securities activities are transacted on either a cash or margin basis subject to Federal and individual exchange regulations. In accordance with industry practice, the Company records partners' transactions on the settlement date basis, which is generally three business days after trade date. These transactions may expose the Company to off-balance-sheet risk in the event the partners are unable to fulfill their contracted obligations and margin requirements are not sufficient to fully cover losses which partners may incur. In the event the partners fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the partners' obligations.

The Company seeks to control the risks associated with its partners' non-proprietary activities by requiring partners to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the partners to deposit additional collateral or reduce positions, when necessary.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (continued)

All receivables with regard to securities borrowed are collateralized by marketable securities. The contract values of such receivables are valued at market. In accordance with industry practice, securities borrowing arrangements are generally collateralized by cash or securities with a market value in excess of the Company's obligation under contract. All securities borrowed and securities loaned are preformed with eight counterparties. The Company attempts to minimize credit risk associated with these activities by monitoring credit exposure and collateral values daily and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

NOTE 8– NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2001, net capital was $19,077,720, which was $18,077,720 in excess of the required net capital.

NOTE 9 - CONTINGENCIES

The Company is subject to pending lawsuits and investigations by regulatory bodies arising out of the conduct of its business. In the opinion of management, based on consultation with legal counsel, such matters will not result in any material adverse effect on the financial position of the Company.

NOTE 10 - EMPLOYEE BENEFIT PLAN

The Company's employees participate in a salary reduction (401(k)) plan that was instituted the year 2000. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. The Company's contribution for the year ended December 31, 2001 was approximately $207,000.

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL:(312) 922-0062
FAX:(312) 922-0672

REPORT OF INDEPENDENT AUDITORS ON INTERNAL ACCOUNTING CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Partners of PETERS SECURITIES CO. L.P.

In planning and performing our audit of the financial statements of Peters Securities CO. L.P. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examination, counts, verifications, and comparison, and the recitation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve Commission; (3) in obtaining and maintaining physical possession or control of fully paid and excess margin securities of customers as required by the Rule 15c3-3; and (4) in making the periodic computations of the reserve required by Rule 15c3-3 (e), because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted

accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commissions objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ryan & Juraska

Chicago, Illinois
February 14, 2002

PETERS SECURITIES CO. L.P.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES PURSUANT TO
SEC. RULE 17a-5 (d)
For the year ended December 31, 2001
AVAILABLE FOR PUBLIC INSPECTION